Exhibit 8
MILLER NASH LLP
3400 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, Oregon 97204-3699

  March 22, 2006
West Coast Bancorp
5335 SW Meadows Road, Suite 201
Lake Oswego, Oregon 97035
Mid-Valley Bank
1755 Mt. Hood Avenue, Suite 120
Woodburn, Oregon 97071

Subject:	Merger of Mid-Valley Bank with and into
Banking Subsidiary of West Coast Bancorp
Ladies and Gentlemen:
     You have requested our opinion regarding the material U.S. federal income tax consequences of the proposed merger (the “Merger”) of Mid-Valley Bank (“Mid-Valley”) with and into West Coast Bank (“WCB”) or the proposed alternative merger (the “Modified Merger”) of Mid-Valley with and into WCB Interim Bank and, in the event of the Modified Merger, the Purchase and Assumption transactions, all as described in the Agreement and Plan of Merger dated as of February 1, 2006, by and among West Coast Bancorp, WCB and Mid-Valley, as amended by Amendment No. 1 dated as of March 21, 2006 (together, the “Merger Agreement”). Capitalized terms not otherwise defined in this letter have the meanings given them in the Merger Agreement. This opinion is being delivered in connection with the Registration Statement (as defined below), in which this opinion is included as an exhibit.
     We have acted as legal counsel to WCB and its parent holding company, West Coast Bancorp (“Bancorp”), in connection with the Merger and the Modified Merger. For the purpose of rendering this opinion, we have examined and relied upon originals, certified copies, or copies otherwise identified to our satisfaction as being true copies of the originals of the following documents, including all exhibits and schedules attached to them:
     A. The Merger Agreement.
     B. Registration Statement on Form S-4 (the “Registration Statement”) of Bancorp to be filed with the Securities and Exchange Commission (“SEC”) on or about March 22, 2006.

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     C. The Proxy Statement/Prospectus (the “Proxy Statement”) of Mid-Valley and Bancorp constituting a part of the Registration Statement and to be filed separately with the Federal Deposit Insurance Corporation under Rule 14a-6(b).
     D. Such other documents, instruments, records and information pertaining to the Merger and the Modified Merger as we have deemed necessary for rendering our opinion.
     We have assumed, without independent investigation or review, the accuracy and completeness of the facts, representations and warranties contained in the documents listed above or otherwise made known to us. We have relied, with the consent of WCB, Bancorp and Mid-Valley, upon certain representations contained, respectively, in representation letters given us by WCB, Bancorp and Mid-Valley. We have also assumed that there will be no material change in those facts, representations and warranties through the Effective Time and that either the Merger or the Modified Merger will be effected in accordance with the terms of the Merger Agreement and as described in the Proxy Statement.
     In connection with either the Merger or the Modified Merger and pursuant to the Merger Agreement, the shares of Mid-Valley Common Stock outstanding immediately prior to the Effective Time will be exchanged for the Merger Consideration as provided in Article II of the Merger Agreement. The Mid-Valley shareholders may elect to receive payment of the Merger Consideration for their Mid-Valley Common Stock in cash, Bancorp Common Stock, or a combination of cash and Bancorp Common Stock pursuant to the election procedures specified in Article II of the Merger Agreement. In no event will the portion of the Merger Consideration paid in cash exceed 40%. Cash will be paid in exchange for fractional shares of Mid-Valley Common Stock and for Mid-Valley Closing Options. Mid-Valley shareholders who perfect their dissenters’ rights under Oregon law will be paid cash for their Mid-Valley shares by Bancorp.
     The following opinion sets forth the material U.S. federal income tax consequences to WCB, WCB Interim Bank, Bancorp, and Mid-Valley, and to shareholders of Mid-Valley Common Stock who are citizens of, reside in, or are organized under the laws of the United States, of (a) either the Merger or the Modified Merger and (b) in connection with the Modified Merger, the Purchase and Assumption. This opinion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations of the Internal Revenue Service (the “IRS”), and court and administrative rulings and decisions in effect on the date of this opinion. These laws may change, possibly retroactively, and any change could affect the continuing validity of this opinion.
     This opinion does not address all aspects of federal income taxation that may be relevant to the Mid-Valley shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, Mid-Valley shareholders who:

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•	do not hold their Mid-Valley Common Stock as a capital asset within the meaning of Section 1221 of the Code;

•	are financial institutions, mutual funds or insurance companies;

•	are tax-exempt organizations;

•	are S corporations, partnerships, or other pass-through entities;

•	may be subject to the alternative minimum tax provisions of the Code;

•	hold shares that are qualified small business stock for purposes of Section 1202 of the Code;

•	received their Mid-Valley Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; or

•	are subject to foreign taxes.
     Based upon our review of the facts described above and our analysis of the law, and subject to the qualifications and limitations set forth in this opinion, and the completion of the transactions described in and in the manner contemplated by the Merger Agreement, it is our opinion that for federal income tax purposes:
     (a) If the Merger is consummated:
          (i) the Merger will be treated as a reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code; and
          (ii) WCB, Bancorp, and Mid-Valley will each be a party to that reorganization within the meaning of Section 368(b) of the Code.
     (b) If the Modified Merger is consummated:
          (i) The Modified Merger will be treated as a reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code;
          (ii) WCB Interim Bank, Bancorp, and Mid-Valley will each be a party to that reorganization within the meaning of Section 368(b) of the Code;

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          (iii) The Deposit Transaction as described in the Registration Statement under “The Merger — Transaction” will not cause the Modified Merger to fail to qualify as a reorganization under Section 368(a)(1)(A) and Section 368(A)(2)(D) of the Code; and
          (iv) The Purchase and Assumption transactions described in the Merger Agreement:
               (A) Will not cause the Modified Merger to fail to qualify as a reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code; and
               (B) Will be treated as an intercompany transaction as described in Section 1502 of the Code and will not result in current recognition of taxable income or gain by WCB Interim Bank, WCB, or Bancorp.
     Accordingly, it is our opinion that the material federal income tax consequences of the Merger or the Modified Merger will be:
     1. Parties. No gain or loss will be recognized by WCB, WCB Interim Bank, Bancorp, or Mid-Valley as a result of the Merger or the Modified Merger;
     2. Exchange Solely for Cash. Each Mid-Valley shareholder who exchanges all his or her shares of Mid-Valley Common Stock solely for cash will recognize gain or loss equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares of Mid-Valley Common Stock surrendered, which gain or loss will be long-term capital gain or loss if the shareholder’s holding period with respect to the Mid-Valley Common Stock surrendered is more than one year. Notwithstanding the foregoing, if a Mid-Valley shareholder exchanges all of his or her shares of Mid-Valley Common Stock solely for cash and either (a) is deemed to constructively own shares of Mid-Valley Common Stock that were exchanged for shares of Bancorp Common Stock or (b) owns shares of Bancorp Common Stock, cash received by such shareholder may be taxed as a dividend rather than as a capital gain. The consequence to such shareholders may be similar to the consequences described below under the heading “Exchange for Bancorp Common Stock and Cash,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of the shareholder’s gain.
     3. Exchange Solely for Bancorp Common Stock. Each Mid-Valley shareholder who exchanges all his or her shares of Mid-Valley Common Stock solely for shares of Bancorp Common Stock will not recognize any gain or loss except with respect to cash received in lieu of any fractional share of Bancorp Common Stock (as discussed below). The aggregate adjusted tax basis of the shares of Bancorp Common Stock received in the Merger or the Modified Merger will be equal to the aggregate adjusted tax basis of the shares of Mid-Valley Common Stock surrendered for the Bancorp Common Stock (reduced by the tax basis

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allocable to any shares of Mid-Valley Common Stock for which cash is received in lieu of issuance of fractional shares), and the holding period of the Bancorp Common Stock will include the period during which the shares of Mid-Valley Common Stock were held. If a shareholder has differing bases or holding periods with respect to his or her shares of Mid-Valley Common Stock, the shareholder should consult his or her tax advisor with regard to identifying the bases or holding periods of the particular shares of Bancorp Common Stock received in the exchange.
     4. Exchange for Bancorp Common Stock and Cash. Each Mid-Valley shareholder who exchanges all of his shares of Mid-Valley Common Stock for a combination of Bancorp Common Stock and cash will recognize gain (but not loss) in an amount equal to the lesser of (a) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Bancorp Common Stock received pursuant to the Merger or the Modified Merger over that shareholder’s adjusted tax basis in his or her shares of Mid-Valley Common Stock surrendered) and (b) the amount of cash received pursuant to the Merger or the Modified Merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain on another block of shares. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the shareholder’s ratable share of accumulated earnings and profits as calculated for federal income tax purposes. See “Possible Treatment of Cash as a Dividend” below.
          The aggregate tax basis of Bancorp Common Stock received by a shareholder that exchanges his or her shares of Mid-Valley Common Stock for a combination of Bancorp Common Stock and cash pursuant to the Merger or the Modified Merger will be equal to the aggregate adjusted tax basis of the shares of Mid-Valley Common Stock surrendered for Bancorp Common Stock and cash, reduced by the amount of cash received by the shareholder pursuant to the Merger or the Modified Merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the shareholder on the exchange. The holding period of the Bancorp Common Stock will include the holding period of the shares of Mid-Valley Common Stock surrendered. If a shareholder has differing bases or holding periods with respect to his or her shares of Mid-Valley Common Stock, the shareholder should consult his or her tax advisor with regard to identifying the bases or holding periods of the particular shares of Bancorp Common Stock received in the exchange.
     5. Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the shareholder’s deemed percentage stock ownership of Bancorp. For purposes of this determination, the shareholder is treated as if he or she first exchanged all of his or her shares of Mid-Valley Common Stock solely for Bancorp Common Stock and then Bancorp immediately redeemed (the “deemed redemption”) a portion of the Bancorp Common Stock in exchange for

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the cash the shareholder actually received. The gain recognized in the exchange followed by deemed redemption will be treated as capital gain if the deemed redemption is (a)“not essentially equivalent to a dividend” or (b) “substantially disproportionate” with respect to the shareholder.
          Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a shareholder will depend upon the shareholder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be not “essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of Bancorp. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if that shareholder has a relatively minor reduction in his or her percentage stock ownership under the above analysis. In general, determining whether a “meaningful reduction” has occurred requires a comparison of (a) the percentage of the outstanding stock of Bancorp that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (b) the percentage of the outstanding stock of Bancorp that is actually and constructively owned by the shareholder immediately after the deemed redemption. The deemed redemption, generally, will be “substantially disproportionate” with respect to a shareholder if the percentage described in (b) above is less than 80% of the percentage described in (a) above. In applying the above tests, a shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the shareholder. As these rules are complex, each shareholder that may be subject to these rules should consult his or her tax advisor.
     6. Cash Received in Lieu of a Fractional Share. Cash received by a shareholder in lieu of a fractional share of Bancorp Common Stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the share of Mid-Valley Common Stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such share of Mid-Valley Common Stock is more than one year.
     7. Dissenting Shareholders. Shareholders of Mid-Valley Common Stock who exercise dissenters’ rights under ORS 711.175 with respect to the Merger or the Modified Merger, and who receive cash with respect to their shares of Mid-Valley Common Stock, will recognize gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in their shares. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Mid-Valley Common Stock is more than one year.

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     In addition to the tax consequences discussed above, it is our opinion that the statements regarding income tax consequences made under the headings “SUMMARY — Questions and Answers about this Document and the Merger” and “THE MERGER — Certain Federal Income Tax Consequences” in the Proxy Statement, to the extent that they constitute matters of law or legal conclusions, are correct in all material respects.
     This opinion is being furnished in connection with the Registration Statement. You may rely upon and refer to the foregoing opinion in the Registration Statement. Any variation or difference in the facts from those set forth or assumed either in this opinion or in the Registration Statement may affect the conclusions stated in this opinion.
     Our opinion is intended solely for the benefit of WCB, WCB Interim Bank, Bancorp and Mid-Valley, and their respective shareholders, and may not be relied upon for any other purpose or by any other person or entity without our prior written consent.
     We consent to the use of our name under the heading “THE MERGER — Certain Federal Income Tax Consequences” in the Proxy Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC under the Securities Act.
Very truly yours,
/s/ MILLER NASH LLP